K1
8/24

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06009735

PROCESSED

AUG 3 0 2006

THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CP Cogent Securities, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Crescent Ct, Ste 500
(No. and Street)

Dallas (City) TX (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Sloan (214) 871-5400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Travis, Wolff & Company LLP
(Name – *if individual, state last, first, middle name*)

5580 LBJ Freeway, Ste 400 (Address) Dallas (City) TX (State) 75240 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2006
~~BRANCH OF REGISTRATIONS~~ AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Sloan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CP Cogent Securities, LP, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Director

Title

Notary Public

MARTHA OLIVIA JOHNSTON
Notary Public, State of Texas
My Commission Expires
January 27, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CP COGENT SECURITIES, LP

Financial Statements
with
Independent Auditors' Report
and
Accompanying Information

Year ended December 31, 2005

CP COGENT SECURITIES, LP

Table of Contents

TravisWolff
ADVISORS & ACCOUNTANTS

Known internationally as Moore Stephens Travis Wolff, LLP

5580 LBJ Freeway
Suite 400
Dallas, TX
75240-6265

972.661.1843 tel
972.490.4120 fax

www.traviswolff.com

INDEPENDENT AUDITORS' REPORT

CP Cogent Securities, LP
Dallas, Texas

We have audited the accompanying statement of financial condition of CP Cogent Securities, LP (the "Partnership"), as of December 31, 2005, and the related statements of income, partners' capital, and cash flows for the year then ended that the Partnership is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CP Cogent Securities, LP as of December 31, 2005, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Travis, Wolff & Company, L.L.P.

February 17, 2006

CP COGENT SECURITIES, LP

Statement of Financial Condition
December 31, 2005

CURRENT ASSETS		
Cash and cash equivalents	$	668,956
Accounts receivable		1,846,715
Total current assets	$	2,515,671
TOTAL CURRENT LIABILITIES		
Accounts payable	$	1,000
Due to affiliate		417,246
Total current liabilities		418,246
Partners' capital		2,097,425
Total liabilities and partners' capital	$	2,515,671

See accompanying notes to financial statements.

CP COGENT SECURITIES, LP

Statement of Income
Year Ended December 31, 2005

Transaction income	$	12,355,181
Expenses		2,673,644
Net income	$	9,681,537

See accompanying notes to financial statements.

CP COGENT SECURITIES, LP

Statement of Partners' Capital
Year Ended December 31, 2005

	General Partner	Limited Partner	Total
Balance at December 31, 2004	$ 866	$ 865,022	$ 865,888
Distributions	(8,450)	(8,441,550)	(8,450,000)
Net Income	9,682	9,671,855	9,681,537
Balance at December 31, 2005	$ 2,098	$ 2,095,327	$ 2,097,425

See accompanying notes to financial statements.

CP COGENT SECURITIES, LP

Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating activities:		
Net income	$	9,681,537
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts receivable		(1,545,849)
Due to affiliate		417,246
Due from affiliate		155,074
Accounts payable		-
Net cash provided by operating activities		8,708,008
Cash flows from financing activities:		
Partners' capital distributions		(8,450,000)
Net increase in cash and cash equivalents		258,008
Cash and cash equivalents, beginning of year		410,948
Cash and cash equivalents, end of year	$	668,956

See accompanying notes to financial statements.

Note 1 - Organization and Summary of Significant Accounting Policies

Organization
CP Cogent Securities, LP (the "Partnership") is a limited partnership organized under the laws of the State of Texas. The Partnership is a registered broker/dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers. The 0.1% General Partner is Cogent Partners Investments, LLC, a Texas limited liability company (the "General Partner"), and the 99.9% Limited Partner is Cogent Partners, LP, a Texas limited partnership (the "Limited Partner"). The Partnership was organized in October 2002, but did not begin operations until April 1, 2003. The Partnership assists investors in reselling their private equity portfolios to institutional buyers and accredited investors in nonpublic transactions in the secondary market.

Cash and cash equivalents
The Partnership considers all highly liquid, short-term investments having maturities when purchased of ninety days or fewer to be cash equivalents. The Partnership had no cash equivalents at December 31, 2005.

Concentrations of credit risk
Financial instruments that potentially subject the Partnership to concentrations of credit risk consist of cash and accounts receivable. Cash is maintained in bank accounts that at times could exceed federally insured limits. The Partnership has not experienced any losses from such accounts and believes it is not exposed to any significant risk of loss.

Accounts receivable from customers generally exist because various securities transactions have not cleared as of the Partnership's year end. Management analyzes the accounts receivable on a periodic basis, and accounts are written-off when they are deemed uncollectible. At December 31, 2005, all accounts receivable were considered collectible and an allowance for doubtful accounts unnecessary. The Partnership did not write off any accounts receivable during the year ended December 31, 2005.

For the year ended December 31, 2005, approximately 76% and 16% of transaction income related to two customers. At December 31, 2005, the outstanding accounts receivable was due from one customer.

Fair value of financial instruments
Substantially all of the Partnership's financial assets and liabilities are carried at amounts which, because of their short-term nature, approximate fair value.

Note 1 - Organization and Summary of Significant Accounting Policies - (Continued)

Federal income taxes
Income taxes have not been provided for by the Partnership as the partners are individually liable for income taxes based on the Partnership's taxable income.

Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Transaction income
Transaction income is recognized at the close of the transaction on which the fees are based.

Note 2 - Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $250,710, which is $222,827 in excess of its minimum net capital requirement of $27,883 at that date. The Partnership's net capital ratio was 1.67 to 1 at December 31, 2005.

Note 3 - Related Party Transactions

The Partnership operates under an expense sharing agreement to utilize services of the Limited Partner's personnel and office space for purposes of conducting its business. The Partnership reimburses the Limited Partner for its share of costs for salaries, benefits, rent, and various general and administrative expenses. The Partnership also pays commissions, licensing, registration, examination fees, and other expenses related to its business activities.

For the year ended December 31, 2005, the Partnership had reimbursed the Limited Partner $2,651,131 for these expenses. The Partnership, from time-to-time, borrows funds from the Limited Partner and at December 31, 2005, had payables to the Limited Partner totaling $417,246 for allocated expenses that have not been reimbursed.

Note 4 - Partners' Capital

The General Partner and Limited Partner made initial capital contributions during the period ended December 31, 2003 and are not required to make any additional contributions except as required from time to time for the Partnership to comply with the minimum net capital requirements under Rule 15c3-1 of the Securities Act of 1934, as amended. The partners may not withdraw their capital contributions, and the Partnership has no obligation to return these contributions. Partnership income and losses are allocated pro rata in accordance with each partner's respective interest. Losses or credits are not allocated pro rata if it would cause a deficit balance in the partner's capital account.

Partnership net cash receipts are distributed to the Partners pro rata in accordance with their respective partnership interests. Distributions totaled $8,450,000 for year ended December 31, 2005.

ACCOMPANYING INFORMATION

CP COGENT SECURITIES, LP

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities Exchange Act of 1934
December 31, 2005

NET CAPITAL		
Total partners' capital	$	2,097,425
Less nonallowable assets:		
Accounts receivable		1,846,715
Net capital	$	250,710
AGGREGATE INDEBTEDNESS		
Total liabilities	$	418,246
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	27,883
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	27,883
Net capital in excess of required minimum	$	222,827
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	208,885
Ratio: Aggregate indebtedness to net capital		1.67 to 1
RECONCILIATION WITH THE PARTNERSHIP'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17 A-5 AS OF DECEMBER 31, 2005):		
Net capital, as reported in the Partnership's Part IIA (unaudited) FOCUS report	$	250,710
Adjustment		-
Net capital per above	$	250,710

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1, as of December 31, 2005, filed by the Partnership with the National Association of Securities Dealers, Inc. on January 9, 2006.

See accompanying independent auditors' report.

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5

CP Cogent Securities, LP
Dallas, Texas

In planning and performing our audit of the financial statements and accompanying information of CP Cogent Securities, LP (the "Partnership"), for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits), net capital under rule 17-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Travis, Wolff & Company, L.L.P.

Dallas, Texas
February 17, 2006